[redacted]

09059026

SEC Mail Processing Section

MAR 02 2009

Washington, DC 105

UNI
SECURITIES AND E
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66966

AB 3/10

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Berkshire Bridge Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2596 Grassy Spring Pl
(No. and Street)

Las Vegas (City) NV (State) 89135 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert R. Lind (818) 790-7007
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lucas, Horsfall, Murphy + Pindroh, LLP
(*Name – if individual, state last, first, middle name*)

100 E. Corson St. (Address) Pasadena (City) CA (State) 91103 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TA 3/25

OATH OR AFFIRMATION

I, Robert R. Lind, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Berkshire Bridge Capital LLC, as of 12/31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

[signature]
Signature

Managing Partner
Title

[signature] 2/12/09
Notary Public

NOTARY PUBLIC
STATE OF NEVADA
County of Clark
DEBORAH CLAWSON
Appt. No. 05-97955-1
My Appt. Expires June 28, 2009

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LHMP Lucas, Horsfall, Murphy & Pindroh, LLP
Certified Public Accountants and Business Advisors

Michael P. Amerio, C.P.A.
Ariel E. Drachenberg, C.P.A.
William D. Horsfall, C.P.A.
Julie Lee, C.P.A.
* William R. (Bob) Lucas, C.P.A.
Gaurav Malhotra, C.P.A.
James P. Murphy, C.P.A.
Curtis R. Natham, C.P.A.
Corene L. Pindroh, C.P.A.
Michael H. Sovik, C.P.A.
John W. Tracey, C.P.A.
Glenn A. Wallmark, C.P.A.
* retired

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY S.E.C. RULE 17A-5

To the Members'
Berkshire Bridge Capital, LLC
Las Vegas, Nevada

In planning and performing our audit of the financial statements and supplemental schedules of Berkshire Bridge Capital, LLC (the Company), for the year ended December 31, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to access the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to access whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and the transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

100 East Corson Street, Suite 200, Pasadena, CA 91103-3841, Telephone 626.744.5100, Facsimile 626.744.5110
MSI Global Alliance Independent Member Firm
http://www.lhmp.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

Pasadena, California
February 6, 2009

Berkshire Bridge Capital, LLC

Financial Statements

December 31, 2008

(with Independent Auditors' Report Thereon)

Berkshire Bridge Capital, LLC

INDEX TO FINANCIAL STATEMENTS

INDEPENDENT AUDITORS' REPORT

To the Members'
Berkshire Bridge Capital, LLC
Las Vegas, Nevada

We have audited the accompanying balance sheet of Berkshire Bridge Capital, LLC (a Nevada Limited Liability Company) as of December 31, 2008, and the related statements of income, members' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Berkshire Bridge Capital, LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Schedules I-III on pages 8-10 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but as supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lucas, Horsfall, Murphy & Pindroh, LLP

Pasadena, California
February 6, 2009

Berkshire Bridge Capital, LLC
BALANCE SHEET
December 31, 2008

ASSETS

CURRENT ASSETS		
Cash	$	62,859
Accounts Receivable		67,480
Prepaid Expenses		727
TOTAL CURRENT ASSETS		131,066
PROPERTY AND EQUIPMENT		
Furniture and Fixtures		11,348
Less: Furniture and Fixtures - Accumulated Depreciation		(10,622)
Property & Equipment, net		726
TOTAL ASSETS	$	131,792

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES		
Accounts Payable		21,450
OtherLiabilities		980
TOTAL CURRENT LIABILITIES		22,430
MEMBERS' EQUITY		
Members' Equity	$	109,362
TOTAL MEMBERS' EQUITY		109,362
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	131,792

The accompanying notes are an integral part of this statement.

Berkshire Bridge Capital, LLC
STATEMENT OF INCOME
For Year Ended December 31, 2008

Revenue		
Commission income	$	103,062
Reimbursed expenses		18,394
Other revenue		2,095
Total Revenue		123,551
Expenses		
Advertising		128
Bank service fees		70
Contributions		40
Depreciation		1,162
Dues and subscriptions		503
Taxes and licenses		1,915
Repairs and maintenance		218
Supplies		2,162
Postage		16
Professional fees		75,588
Seminars		525
Telephone and telecommunications		5,962
Travel expenses		32,750
Utilities		585
Total Expenses		121,624
Net Income	$	1,927

The accompanying notes are an integral part of this statement.

Berkshire Bridge Capital, LLC
STATEMENT OF MEMBERS' EQUITY
For the Year Ended December 31, 2008

Balance at January 1, 2008	$	107,435
Net Income		1,927
Balance at December 31, 2008	$	109,362

The accompanying notes are an integral part of this statement.

Berkshire Bridge Capital, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	1,927
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation		1,162
Change in:		
Accounts receivables		(67,480)
Prepaid expenses		120
Accounts payable		21,450
Other liabilities		980
Net Cash Used In Operating Activities		(41,841)
NET DECREASE IN CASH DURING THE YEAR		(41,841)
CASH, BEGINNING OF PERIOD		104,700
CASH, END OF PERIOD	$	62,859

The accompanying notes are an integral part of this statement.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity

Berkshire Bridge Capital, LLC (the Company) is formed under the laws of the State of Nevada. The Company provides investment banking services. The Company is registered with the Financial Industry Regulatory Authority (FINRA) and the Securities and Exchange Commission (SEC). The Company is not authorized to handle securities transactions. All security transactions go through other broker dealers. The Company does not carry customer accounts.

Revenue Recognition

Consulting income and referral fees are recorded at the time the transaction is executed and the income can be reasonably be determined. Revenue generated from reimbursed expenses is recognized when the reimbursable expense has been incurred.

Income Taxes

Berkshire Bridge Capital, LLC is taxed as a partnership under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the members of the LLC are taxed on their proportionate share of the LLC's taxable income. Therefore, no provision or liability for Federal or state income taxes related to the LLC is included in these financial statements.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation of property and equipment for financial statement purposes is calculated using the straight-line method over the estimated useful lives of the assets, ranging from 5 to 7 years. Depreciation expense for the year ended December 31, 2008 was $1,162.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect: reported amounts of the assets and liabilities; disclosure of contingent assets and liabilities at the date of the financial statements; and revenues and expenses during the reporting period. Actual results may differ from these estimates.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentration of Credit Risk

For the year ended December 31, 2008, 98% of the Company's revenue are earned from two customers.

Accounts Receivable

At December 31, 2008, one customer accounts for approximately 98% of the Company's accounts receivable.

Accounts Payable

At December 31, 2008, one vendor accounts for approximately 100% of the Company's accounts payable.

2. NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule which requires that Net Capital, as defined, shall be at least the greater of $5,000 or one-fifteenth of aggregate indebtedness, as defined. Net capital and aggregate indebtedness change from day to day, and as of December 31, 2008, the Company had net capital, as defined, of $40,429, which exceeded the statutory requirement of $5,000 by $35,429.

Berkshire Bridge Capital, LLC
Schedule I - Computation of
Net Capital Under Rule 15c3-1
December 31, 2008

Net Capital	
Members' Equity	$ 109,362
Total members' equity qualified for net capital	109,362
Total capital and allowable subordinated borrowings	109,362
Deductions and/or charges:	
Nonallowable assets:	
Accounts receivable	67,480
Prepaid expenses	727
Furniture and fixtures	726
Net Capital	$ 40,429
Aggregate indebtedness	
Items included in balance sheet	
Accounts payable	$ 21,450
Other liabilities	$ 980
Total aggregate indebtedness	$ 22,430
Computation of net capital requirement:	
Minimum net capital required	$ 5,000
Excess net capital	$ 35,429
Excess net capital at 1,000%	$ 38,186
Percentage of aggregate indebtedness	55.48 %

The audited net capital computation under Rule 15c3-1 is in agreement with unaudited net capital computation numbers in Part IIA. SEC Rule 17a-5(d)(4).

See Independent Auditors' Report

Berkshire Bridge Capital, LLC
Schedule II - Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2008

A computation of reserve requirements is not applicable to Berkshire Bridge Capital, LLC, as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

Berkshire Bridge Capital, LLC
Schedule III - Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2008

Information relating to possession or control requirements is not applicable to Berkshire Bridge Capital, LLC, as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).